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August 23, 2016

VIA EDGAR AND ELECTRONIC MAIL

Alison T. White, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Deutsche Multi-Market Income Trust (“KMM”)
Preliminary Proxy Statement on Schedule 14A
Filed on August 2, 2016 by Western Investment LLC, et al. (the “KMM Proxy Statement”)
File No. 811-05689

Deutsche Strategic Income Trust (“KST”)
Preliminary Proxy Statement on Schedule 14A
Filed on August 2, 2016 by Western Investment LLC, et al. (the “KST Proxy Statement” and together with the KMM Proxy Statement, the “Proxy Statements”)
File No. 811-08382

Dear Ms. White:

We acknowledge receipt of the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”), delivered via electronic mail and telephone on August 11, 2016 (the “Staff Correspondence”) with regard to the above-referenced matters.  We have reviewed the Staff Correspondence with our client, Western Investment LLC (“Western Investment”), and the other participants in the solicitation (collectively, “Western”), and provide the following responses on Western’s behalf.  For ease of reference, the comments in the Staff Correspondence are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the respective Proxy Statement.

Proxy Statements

Cover Page to KMM Proxy Statement

1.
Please remove the following statement: “Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.”

Western acknowledges the Staff’s comment and has revised the KMM Proxy Statement to remove the statement above.  Please see the cover page of the KMM Proxy Statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

August 23, 2016

Introductory Statement, page 1

2.	In the first paragraph, please add numbers in front of each reason why Western is writing to shareholders.

Western acknowledges the Staff’s comment and has revised the Proxy Statements to add numbers before each such reason.  Please see page 1 of the Proxy Statements.

Reasons for Our Solicitation, page 4-7

3.	On a supplemental basis, please explain what you mean by Deutsche Bank’s “weak performance.”

Western acknowledges the Staff’s comment.  On a supplemental basis, Western is referencing the weak financial performance of Deutsche Bank as widely reported on by various news sources recently.  For example, please see the following news articles: http://www.bbc.com/news/business-36723034 and http://www.bloomberg.com/news/articles/2016-07-27/deutsche-bank-profit-slides-on-overhaul-charges-trading-slump.

4.	Please clarify that the SEC did not reject the no-action requests, but rather was unable to concur with the funds’ arguments for exclusion.

Western acknowledges the Staff’s comment and has revised the Proxy Statements to clarify that the SEC was unable to concur with the funds’ views that the proposals may be excluded from their proxy materials.  Please see page 5 of the Proxy Statements.

5.	Please clarify that the 2010 proposal to declassify the DHG board received 68% of the vote that was present at the meeting, not the shares outstanding.

Western acknowledges the Staff’s comment and has revised the Proxy Statements to clarify that the proposal to declassify the DHG board received approximately 68% of the votes that were cast at the meeting.  Please see page 6 of the Proxy Statements.

6.	Please clarify whether Western’s nominees, if elected, would receive compensation and would therefore be beholden to DIM.

Western acknowledges the Staff’s comment and has revised the Proxy Statements to clarify that Western’s nominees, if elected, would be entitled to compensation from DIM with respect to their service on the KMM and KST boards, however, since they would not also sit on the boards of the other 101 Deutsche-managed funds, they would not be beholden to DIM as Western believes the incumbent trustees are.  Please see pages 6-7 of the Proxy Statements.

Background to the Solicitation, pages 8-9

7.	On a supplemental basis, please provide support for each of these statements.

Western acknowledges the Staff’s comment.  Below we provide support for each of these statements on a supplemental basis:

August 23, 2016

a.	Western and its affiliates are long-term investors and have invested in KMM and other Deutsche-managed funds since 1997.

On a supplemental basis, it is true that Western is a long-term investor in KMM and KST.  Western Investment’s affiliate, Western Investment Total Return Partners L.P., made its first investment in KMM by purchasing 100 shares of Common Stock on February 7, 1997.  Another affiliate of Western Investment, Western Investment Hedged Partners L.P., made its first investment in KMM by purchasing 4,000 shares of Common Stock on December 30, 1999.  Western Investment’s affiliate Western Investment Hedged Partners L.P. initially invested in KST by purchasing 100 shares of Common Stock on June 20, 2002.  We have revised the KST Proxy Statement to correct the year referenced.  Please see page 1 and page 8 of the KST Proxy Statement.

b.
In 2008 and 2010, Western ran proxy contests at several Deutsche-managed closed-end investment funds.  Western’s platform highlighted that (i) DIM was unfit to manage any other closed-end fund, (ii) had a history of disregarding best practice corporate governance recommendations and (iii) that the board was too beholden to Deutsche due to the lucrative compensation arrangements.  DHG held its 2010 annual meeting on May 24, 2010 and while there were sufficient shareholders to constitute a quorum, DHG, however, stated that none of the nominees received a sufficient number of votes to be elected to the board and therefore the incumbent slate continued as trustees.  In order to have a quorum, DHG needed merely 30% of the shares present in person or by proxy, however, the vote required to elect a nominee was the affirmative vote of a majority of the shares outstanding.  This was a near-impossible standard to meet and in Western’s opinion was designed to ensure that contested elections failed.  Western’s shareholder proposal to declassify the DHG board passed with 68% of the vote but the board never implemented it.

On a supplemental basis, the information set forth in the first three sentences and the last sentence in the statement above are available in the various proxy statements and other reports publicly-filed with the SEC on EDGAR by Western and the Deutsche-managed closed-end investment funds referenced in the statement above.  With respect to the fourth sentence in the statement above, Western believes that the majority of outstanding shares standard for the election of trustees is a near-impossible standard.  For further discussion, please see Western’s responses in Items 12(j) and 12(k) below.  Western has revised the Proxy Statements to clarify the last sentence above and ensure that it is consistent with the revised statement referenced in Item 5 above.

c.
On October 4, 2010, Western entered into a Settlement Agreement with DIM (the “2010 Settlement Agreement”), pursuant to which DIM agreed to cause certain funds to take certain actions, including a tender offer, a share repurchase program, a merger of certain Deutsche funds and changes to their investment objectives.  Included in the Settlement Agreement were certain standstill restrictions (the “Standstill”) which restricted certain actions by Western for the next five years.

Western acknowledges the Staff’s comment.  On a supplemental basis, the 2010 Settlement Agreement was filed with the SEC as Exhibit 99.1 to Western’s Schedule 13D/A with respect to Deutsche High Income Opportunities Fund, Inc. (DHG), filed on October 4, 2010.

d.	On October 31, 2015 the restrictions imposed by the Standstill expired and Western was able to again fight for shareholder-friendly changes at KMM and other Deutsche-managed funds.

August 23, 2016

On a supplemental basis, the “Release Date” (which was the date Western was released from the restrictions in the Standstill) is defined in Section 2(c) of the 2010 Settlement Agreement as October 31, 2015.  Following its release from the restrictions in the Standstill, Western was permitted to continue to seek changes to increase performance at the funds (i.e., narrowing of the excessive discounts to NAV) and accountability by the Boards to the shareholders at each of the funds, which it views as shareholder-friendly changes.

e.
Following October 31, 2015, Western engaged in various discussions with KMM, its management and its Board because Western was disappointed to find that once it had been silenced under the Standstill, Deutsche went back to its old ways of permitting excessive discounts of NAVs to exist and restricting accountability to shareholders.

On a supplemental basis, with respect to the fact that Western engaged in various discussions following October 31, 2015, Arthur D. Lipson met with President and Chief Executive Officer of KMM and KST, Brian Binder in New York City on June 22, 2016 and in addition to this meeting, Mr. Lipson and Mr. Binder had multiple telephone calls prior to and following this in-person meeting.  Subsequent to those telephone calls, Mr. Lipson has left voicemails on Mr. Binder’s telephone four different times, including on August 10, 2016.  With respect to the remainder of the above statement, following Western’s entry into the 2010 Settlement Agreement, certain Deutsche-managed funds continued to trade with excessive discounts to NAV and Deutsche took no steps to increase accountability to shareholders.

f.	On February 26, 2016, the KHI Board announced that it would terminate KHI, by the making of a liquidating distribution, by November 30, 2016.

On a supplemental basis, KHI issued a press release on February 26, 2016, announcing the termination of the fund.  Please see the press release by clicking the following link on the KHI website: https://fundsus.deutscheam.com/EN/docs/about-us/press-releases/Press_Release_KHI_Announcement_of_Shareholder_Meeting_2-26-16.pdf.  On July 13, KHI announced that the liquidating distribution is expected to be made on or about November 11, 2016.  Please see the press release by clicking the following link: https://fundsus.deutscheam.com/EN/docs/about-us/press-releases/Press_Release_KHI_Liquidation_7-13-16.pdf.  We have clarified certain references in the Proxy Statements to refer to the November 11, 2016 liquidation date.

g.
On April 18, 2016, pursuant to KMM’s Bylaws, Western delivered a letter to KMM (the “Nomination Letter”) nominating Arthur D. Lipson, Robert S. Ferguson, Matthew S. Crouse and Neil R. Chelo, for election to the Board at the Annual Meeting of stockholders and stating that Western intends to deliver a proxy statement and form of proxy to KMM’s shareholders and solicit proxies in support of the Nominees.  Also, on April 18, 2016 Western submitted to KMM a proposal and supporting statement, pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to take the necessary steps to declassify the Board so that all trustees are elected on an annual basis (the “Western Proposal”).

On a supplemental basis, the information above and the similar information in the KST Proxy Statement is accurate and KMM and KST can confirm this information.  Western filed amendments to its Schedule 13D for KMM and KST disclosing such actions, on April 19, 2016.

h.
Subsequent to the submission of the Nomination Letter, Mr. Lipson spoke with KMM President and Chief Executive Officer, Brian Binder, several times, in an attempt to settle the matter without a proxy contest. These discussions were unsuccessful.

Western acknowledges the Staff’s comment.  On a supplemental basis, please see the response in Item 7(e) above.

August 23, 2016

i.
On May 27, 2016, KMM submitted to the SEC a no-action request letter (the “Initial No-Action Request”), requesting that the SEC permit KMM to exclude the Western Proposal entirely pursuant to Rule 14a-8(i)(3) and Rule 14a-9 under the Exchange Act.  On June 24, 2016, the SEC rejected KMM’s request thereby permitting the Proposal, stating that it was “unable to concur in [KMM’s] view that [KMM] may exclude the Western Proposal” and that it was “unable to conclude that [KMM has] demonstrated objectively that the portions of the supporting statement [KMM] reference[s] are materially false or misleading in violation of Rule 14a-9.”

On a supplemental basis, Western confirms that the information above is accurate and the similar information in the KST Proxy Statement is accurate.  Western has revised the second sentence in the statement above to make it consistent with the response to Item 4 above.  Please see page 9 of the Proxy Statements.

j.	One June 22, 2016, Mr. Lipson flew from Salt Lake City, Utah to New York City to meet with Mr. Binder to again discuss a settlement to avoid a proxy contest. Again, this discussion was unsuccessful.

Western has revised the Proxy Statements to clarify that Mr. Lipson met with Mr. Binder on June 22, 2016 in New York City.  Please see page 9 of the Proxy Statements.  Western confirms that otherwise the information above is accurate and KMM and KST can confirm this information.

k.
On July 1, 2016, KMM shockingly submitted to the SEC a second no-action request letter (the “Second No-Action Request”) again seeking to limit the Western Proposal.  On July 27, 2016, the SEC again rejected KMM’s request, permitting the Western Proposal in its entirety and without revision.

On a supplemental basis, Western confirms that the information above is accurate.  Western has revised the second sentence in the statement above to make it consistent with the response to Item 4 above.  Please see pages 8-9 of the Proxy Statements.

l.	On July 13, 2016, the KMM Board announced that it would terminate KMM, by the making of a liquidating distribution, by December 31, 2018.

On a supplemental basis, KMM and KST issued a joint press release on July 13, 2016, announcing the termination of the two funds.  Please see the press release by clicking the following link on the Deutsche website: https://fundsus.deutscheam.com/EN/docs/about-us/press-releases/Press_Release_Closed-End_Funds_Annual_Meeting_Agenda_7-13-16.pdf.

m.
On July 19, 2016, Western issued a press release announcing that it had submitted the Rule 14a-8 proposal to declassify the Board, to express its dismay that KMM has wasted shareholder assets in multiple failed efforts to seek to block or change the proposals and or accompanying statements, but that Western is pleased that the SEC has rejected such efforts by KMM.  Western filed the press release with the SEC under Schedule 14A.

On a supplemental basis, Western issued the press release on July 19, 2016 and filed it with the SEC under Schedule 14A on July 20, 2016.

n.
On July 29, 2016, Western issued a press release highlighting Deutsche Bank’s severe financial deterioration and asking investors to consider what impact that might have on DIM’s ability to manage the KMM portfolio.  Western filed the press release with the SEC under Schedule 14A.

August 23, 2016

On a supplemental basis, Western issued the press release on July 29, 2016 and filed it with the SEC under Schedule 14A on July 29, 2016.  As set forth in the press release and the Reasons for Our Solicitation section of the Proxy Statements, Western believes that Deutsche Bank’s poor financial stability and its expectation of further cost-cutting may have a negative impact on DIM’s ability to manage its funds, including KMM and KST.

Proposal No. 1, pages 10-11

8.	Please revise the information in the Proxy Statements so that it is in table format pursuant to Rule 22(b)(1) of Schedule 14A.

Western acknowledges the Staff’s comment and has revised the Proxy Statements to include the information referenced above in table format.  Please see page 11 of the Proxy Statements.

Proposal No. 2, pages 12-13

9.	Please clarify that you are referring to the former director of the SEC’s Division of Investment Management.

Western acknowledges the Staff’s comment and has revised the Proxy Statements to clarify that the statement is referencing the then-current (now former) director of the SEC’s Division of Investment Management, Andrew J. Donahue, in a speech made on November 12, 2009.  Please see page 12 of the Proxy Statements.

Appendix A

10.	Please clarify that any reimbursement that it is received by Western from the fund for its solicitation will ultimately be borne by that fund’s shareholders.

Western acknowledges the Staff’s comment and has revised the Proxy Statements to clarify that any reimbursement received by Western from the funds will ultimately be borne by such fund’s shareholders.  Please see page A-2 of the Proxy Statements.

Factual Support for the Proxy Statements

11.
Factual assertions are made throughout the proxy statement. Please provide us with the supporting materials for these statements of fact to the extent they are not already cited in your proxy statement. Please provide an annotated version of the proxy materials that includes a supporting reference for each assertion. Appropriate supporting materials may include cites to publicly-filed periodic reports, copies of newspaper articles, court papers, or other appropriate documentation. For example, the following non-exhaustive list of factual assertions should be specifically supported or deleted:

Below is an annotated version of each of the statements the Staff references in its Staff Correspondence, which provides support for each such statement.

a.
in 2008 and 2010 we engaged in proxy campaigns at several Deutsche-managed closed-end funds and we beat Deutsche badly in those contests, forcing them to open-end two funds and conduct a 25% tender offer in two others;

August 23, 2016

Western acknowledges the Staff’s comment.  On a supplemental basis, as set forth in the 2010 Settlement Agreement, (i) DRP was merged into another open-end Deutsche-managed fund and GCS was open-ended on August 23, 2010 and (ii) both DHG and LBF commenced a self-tender for up to 25% of their outstanding common shares at a price equal to 99% of their NAV.  The results from these contests, which shows that Western beat Deutsche badly, are set forth and discussed in Item 12(j) below.  Western believes that these voting results and the resulting shareholder friendly actions the funds took provide reasonable support for the above statement.

b.	All of Deutsche’s taxable closed-end fixed income funds have been or are scheduled to be liquidated or converted to an open-ended fund.

Western acknowledges the Staff’s comment.  On a supplemental basis, Deutsche initially managed the following nine domestic taxable closed-end funds (also set forth below is what happened to those funds):

Deutsche-Managed Fund	Event
1. DWS RREEF Real Estate Fund, Inc. (SRQ)	Liquidated on June 11, 2010
2. DWS RREEP Real Estate Fund II, Inc. (SRQ)	Liquidated on June 11, 2010
3. DWS Enhanced Commodity Strategy Fund, Inc. (GCS)	Open-ended effective August 23, 2010
4. Deutsche Global High Income Fund, Inc. (LBF)	Board approved liquidation by September 30, 2017
5. Deutsche High Income Opportunities Fund, Inc. (DHG)	Board approved liquidation by March 30, 2018
6. Deutsche High Income Trust (KHI)	Board approved liquidation by November 30, 2016
7. Deutsche Multi-Market Income Trust (KMM)	Board approved liquidation by December 31, 2018
8. Deutsche Strategic Income Trust (KST)	Board approved liquidation by December 31, 2018
9. DWS RREEF World Real Estate Fund, Inc. (DRP)	Open-ended effective February 25, 2011

Western has revised the Proxy Statements to correct references to “seven” domestic taxable closed-end funds managed by Deutsche to make such references “nine.”

c.
According to various news sources, Deutsche Bank AG (“Deutsche Bank”), the parent of DIM, KMM’s investment manager, is undergoing a major restructuring and is suffering financially. It has been reported that the International Monetary Fund (IMF) now considers Deutsche Bank to be the “world’s most dangerous bank” due to its precarious financial situation. The reports indicated that cost-cutting efforts by Deutsche Bank may intensify and that more jobs may need to be cut.

Western acknowledges the Staff’s comment.  On a supplemental basis, this information was taken from the news articles referenced in Item 3 above.

d.
KMM’s discount has consistently been deeper than its peers and its largest discount in the past five years, on September 29, 2015, was an abysmal 17.76%. KMM has traded at a discount every day since October 3, 2013 and in calendar 2015, the average discount was 13.64%

Western acknowledges the Staff’s comment.  On a supplemental basis, the information in the statement above is based on information available on Bloomberg as of the dates referenced.  With respect to KMM’s and KST’s discounts being deeper than their peers, according to KMM’s most recent Annual Report filed with the SEC on February 5, 2016, it disclosed that “The fund began the period trading at a 10.2% discount to net asset value, and it finished the period at a 17.0% discount. The fund’s peer group averaged a 6.8% discount at the beginning of the period, and finished the period at a 11.7% discount.”  In KST’s most recent Annual Report filed with the SEC on February 5, 2016, it disclosed that “The fund began the period trading at a 12.4% discount to net asset value, and it finished the period at a 16.8% discount. The fund’s peer group averaged a 6.8% discount at the beginning of the period, and finished the period at a 11.7% discount.”  This provides reasonable factual support for the above statement.

August 23, 2016

e.
DIM has overseen significant losses in KMM and many other of its taxable fixed income funds. For the period starting April 19, 2013 and ending July 29, 2016, KMM’s share price has plummeted from $11.97 to $8.60, which constitutes a -28.15% return (-8.67% with dividends reinvested). Due to shareholder pressures, all Deutsche-managed taxable fixed income funds have, or are scheduled to be, liquidated or converted into open-end funds.

Western acknowledges the Staff’s comment.  On a supplemental basis, the Deutsche-managed domestic taxable closed-end funds are listed in Item 11(b) above.  The information referenced above is based on information available on Bloomberg as of the dates referenced.  Western has put significant pressure on various Deutsche-managed funds and other shareholders have put significant pressure on others.  As a result of this pressure, all of Deutsche’s domestic taxable closed-end funds have or are scheduled to be liquidated or converted into an open-end fund, as further discussed in Item 11(b) above.

f.	Annual elections are the standard for corporate governance best practices and are recommended by leading proxy advisors, Institutional Shareholder Services (ISS) and Glass Lewis.

Western acknowledges the Staff’s comment.  On a supplemental basis, according to ISS’s 2016 proxy voting guidelines, it recommends a vote against proposals to classify or stagger the board and to vote for proposals to repeal classified boards and to elect all directors annually.  Please see page 19 of the ISS proxy voting guidelines, which can be found by clicking the following link: https://www.issgovernance.com/file/policy/2016-us-summary-voting-guidelines-dec-2015.pdf.  According to Glass Lewis’ 2016 proxy voting guidelines, it “favors the repeal of staggered boards and the annual election of directors” because it believes “staggered boards are less accountable to shareholders than boards that are elected annually”.  Please see page 20 of the Glass Lewis proxy voting guidelines, which can be found by clicking the following link: http://www.glasslewis.com/wp-content/uploads/2016/01/2016_Guidelines_United_States.pdf.

Statements of Opinion in the Proxy Statements

12.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis. In this regard we note the following non-exhaustive examples:

a.	The Board continues to show that they simply do not understand the rights of shareholders nor have the merest notion of fiduciary responsibility.

Western acknowledges the Staff’s comment and has revised the above statement in the Proxy Statement to read: “In our view, the Board continues to show that they simply do not understand the rights of shareholders nor have the merest notion of fiduciary responsibility.”  Please see the page 1 of the Proxy Statements.

August 23, 2016

b.
We believe Deutsche and the Board are unfit to manage these funds and as a result of their years of incompetence they have lost or will soon lose all seven taxable closed-end fixed income funds they once managed.

Western acknowledges the Staff’s comment.  On a supplemental basis, please see the response to Item 11(b) above.  As explicitly stated in the sentence above, Western believes that as a result of this and the many other factors disclosed in the Reasons for Our Solicitation section of the Proxy Statements, Deutsche and the current boards are unfit to manage the funds.  See the discussion in Item 11(b) regarding the domestic taxable closed-end funds that Deutsche will lose.  Western has revised the above statement to change the reference to “seven” domestic taxable closed-end funds to “nine.”  See page 1 of the Proxy Statements.

c.	We believe KKM shareholders should be treated the same way as KHI and that the Board, consistent with its fiduciary duties, should terminate KMM by Nov. 30, 2016.

Western acknowledges the Staff’s comment.  On a supplemental basis, the KHI board announced on February 26, 2016 that it would terminate the fund by November 30, 2016 (and later accelerated this to occur on or about November 11, 2016).  By contrast, KMM and KST announced that they would be terminated by December 31, 2018.  As explicitly stated in the sentence above, Western believes the KMM and KST shareholders should be treated the same way as KHI shareholders.

d.	THE BOARD OF TRUSTEES HAS FAILED TO ACT IN THE BEST INTEREST OF SHAREHOLDERS

Western acknowledges the Staff’s comment and has revised the above statement in the Proxy Statement to read: “WE BELIEVE THE BOARD OF TRUSTEES HAS FAILED TO ACT IN THE BEST INTEREST OF SHAREHOLDERS.”  Please see page 4 of the Proxy Statements.

e.	Deutsche and KMM have a long history of poor governance and lack of accountability to shareholders

Western acknowledges the Staff’s comment and has revised the above statement in the Proxy Statement to read: “In our view, Deutsche and KMM have a long history of poor governance and lack of accountability to shareholders.”  Please see page 4 of the Proxy Statements.

f.	We have lost all confidence in Deutsche and the Board and we believe they are unfit to manage KMM.

Western acknowledges the Staff’s comment.  The statement referenced above is qualified as to clearly reflect the fact that this is Western’s belief.  On a supplemental basis, due to the funds’ poor performance, the board members’ likely conflicts as a result of serving on 103 Deutsche-managed boards and Deutsche’s history of seeking to silence dissenting shareholders, preventing shareholders’ voices from being heard, failing to implement shareholder proposals passed by a shareholder vote, each as outlined in the Reasons for Our Solicitation section of the Proxy Statement, Western believes this makes Deutsche and the Board unfit to manage KMM or KST.

g.
All of the same board members recently determined to terminate KHI, and unlike KMM they are doing it by November 30, 2016.  Please confirm that the boards of KMM and KHI are identical, and that there are no additional board members or different board members to the funds. If so, revise or delete.

August 23, 2016

Western acknowledges the Staff’s comment.  On a supplemental basis, based on the most recent publicly-available information, the members of the KHI board are identical as the members of the KMM and KST boards, as shown in the table below:

KHI Joint Definitive Proxy Statement filed with the SEC on August 14, 2015	KMM and KST Joint Preliminary Proxy Statement filed with the SEC on July 29, 2016
Dawn-Marie Driscoll	Dawn-Marie Driscoll
Keith R. Fox, CFA	Keith R. Fox, CFA
Richard J. Herring	Richard J. Herring
William N. Searcy, Jr.	William N. Searcy, Jr.
Paul K. Freeman	Paul K. Freeman
William McClayton	William McClayton
Henry P. Becton, Jr.	Henry P. Becton, Jr.
Jean Gleason Stromberg	Jean Gleason Stromberg
John W. Ballantine	John W. Ballantine
Kenneth C. Froewiss	Kenneth C. Froewiss
Rebecca W. Rimel	Rebecca W. Rimel

h.	Western is concerned that Deutsche Bank’s weak performance (specify how performance was weak).

Western acknowledges the Staff’s comment.  Please see Western’s response in Item 3 above.

i.	If the “troubles” plaguing Deutsche Bank, please specify these troubles.

Western acknowledges the Staff’s comment.  Please see Western’s response in Item 3 above.  The “troubles” referenced in the statement above are Deutsche Bank’s financial issues as widely reported recently in various news sources.

j.
DIM and the closed-end funds that it manages have a long history of working to undermine and silence dissident shareholders, erecting significant roadblocks for shareholders to take action, and even ignoring the clear will of shareholders who vote at annual meetings.

Western acknowledges the Staff’s comment.  On a supplemental basis, DIM and the closed-end funds that it manages have a history of doing the shareholder-unfriendly things that are referenced in the statement above.  For instance, it adopted a majority of outstanding shares standard for the election of trustees, a near-impossible standard to achieve in any contested election in order to ensure that in any contested election, no nominee would receive the requisite votes and therefore the incumbent trustees would win by default.  For example, at the 2010 annual meeting of DWS RREEF World Real Estate Fund, Inc. (f/k/a DWS RREEF World Real Estate & Tactical Strategies Fund, Inc.) (“DRP”), Western’s nominees received approximately 69% of the votes cast at the meeting, however, this only constituted approximately 29% of the total shares outstanding (holders of less than 45% of the outstanding common shares were present at the meeting).  At the 2008 annual meeting of DWS Enhanced Commodity Strategy Fund, Inc. (“GCS”), Western’s nominees received approximately 65% of the votes cast at the meeting, however, this constituted less than 36% of the shares outstanding (holders of less than 52% of the outstanding common shares were present at the meeting).  Similarly, at the 2010 annual meeting of Deutsche High Income Opportunities Fund, Inc. (f/k/a DWS Dreman Value Income Edge Fund, Inc.) (“DHG”), Western’s nominees received approximately 58% of the votes cast at the meeting, which constituted less than 23% of the shares outstanding (holders of less than 57% of the outstanding common shares were present at the meeting).  As demonstrated by the above results, in contested elections where discretionary voting by brokers is not permitted, even obtaining a quorum at a meeting can be difficult,  let alone a majority of outstanding votes which can be near-impossible.  In each of those situations, Western’s nominees received the vast majority of the votes cast at the meeting, but less than a majority of outstanding shares and therefore the incumbent directors, for whom shareholders did not vote, remained in office.

August 23, 2016

In addition, at DHG’s 2010 annual meeting there was a quorum present and Western’s 14a-8 proposal to declassify the board received 68% of the votes cast, however, the board never took action to implement this clear shareholder mandate.  With respect to failing to hold timely annual meetings, following the striking 2008 vote of no-confidence by shareholders of GCS, it recognized that if it repeated its shameful conduct in 2009, and declared a second consecutive “failed” election, under then-current law, any shareholder could have petitioned for GCS’ dissolution, as well as raising concerns of failing to satisfy the requirement under the Investment Company Act of 1940 that at least two-thirds of the directors be elected by stockholders.  So rather than repeal the majority vote provision bylaw and assure that shareholders could elect directors, GCS simply declined to hold an annual meeting in calendar 2009.  It took a lawsuit from Western to compel GCS to even schedule a shareholder meeting in 2010.  Other additional instances over the past several years where the boards of directors of Deutsche-sponsored CEFs have acted in an undemocratic manner include: (i) in July 2010 GCS opted into the Maryland Control Share Acquisition Act, which protects the company from dissident shareholders and (ii) in March 2009, the board of DRP amended the bylaws of the fund to provide for a majority voting standard and to beef up its advance notice requirements with respect to shareholders nominating directors.

More recently, following Western’s submission of a valid 14a-8 proposal to KMM and KST, the funds submitted not one but two no-action request letters to the SEC to attempt to exclude Western’s shareholder proposal, ignoring the streamlined process adopted by the SEC for reviewing and processing no-action requests.  Furthermore, on two occasions recently KMM and KST have used legal technicalities to prevent Western from gaining access to shareholder lists in order to communicate with other shareholders in connection with the 2016 annual meeting.

k.	“it is clear to us that this requirement was adopted in order to ensure that contested elections would fail”

Western acknowledges the Staff’s comment.  The statement referenced above is qualified as to clearly reflect the fact that this is Western’s belief.  On a supplemental basis, Western believes that the KMM and KST boards adopted the majority of outstanding standard as a defense mechanism.  As evidenced in Item 12(j) above, on many occasions, despite Western receiving a substantial majority of the votes cast at the meeting at which a quorum was present, which would typically be sufficient to approve the matter at other companies, the required vote was not achieved.

*     *     *     *     *

In addition, the Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Adam W. Finerman

Adam W. Finerman

cc:           Arthur D. Lipson, Western Investment LLC

August 23, 2016

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the KMM Proxy Statement and the KST Proxy Statement, each on Schedule 14A, filed by the undersigned on August 2, 2016 (collectively, the “Filings”), each of the undersigned acknowledges the following:

•	Each of the undersigned is responsible for the adequacy and accuracy of the disclosure in the Filings.

•	The Staff’s comments or changes to disclosure in response to Staff comments in the Filings do not foreclose the Commission from taking any action with respect to the Filings.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

WESTERN INVESTMENT LLC

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT HEDGED PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

/s/ Arthur D. Lipson
ARTHUR D. LIPSON, Individually and as attorney-in-fact for Matthew S. Crouse and Lynn D. Schultz

BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

By:	Benchmark Plus Management, L.L.C.
Managing Member

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Managing Member

BENCHMARK PLUS MANAGEMENT, L.L.C.

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Managing Member

/s/ Robert Ferguson
ROBERT FERGUSON, Individually and as attorney-in-fact for Neil R. Chelo